Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated November 8, 2021

Registration No. 333-256258

Naked Brand Group and Privately-Held Cenntro Automotive Group, a Leading Commercial-Stage EV Technology Company, Announce Definitive Stock for Stock Acquisition Agreement

Cenntro Automotive Group is an early pioneer in Artificial Intelligent (AI) Autonomous Driving and a leading designer and manufacturer of electric light and medium-duty commercial vehicles (“ECV”).

Cenntro has sold and delivered more Commercial Electric Vehicles than any other EV company; Customers are estimated to have traveled more than 20 million miles in 26 Countries in Cenntro EVs.

Cenntro Expects 2021 Revenue of $25.3 million with over 1,500 vehicle sales, $506 million on 21,500 vehicle sales in 2022 and $2.1 billion on 74,800 vehicle sales in 2023.

Cenntro Automotive’s purpose-built ECVs are designed for serving a variety of corporate fleet and municipal organizations in support of city services, last-mile delivery and other commercial applications.

Cenntro Automotive’s cutting-edge technological research and development capabilities and IP include vehicle design, digital component development, vehicle control software, and “smart” driving putting Cenntro at the forefront of the technology transformation of the ECV market.

Upon closing of this Transaction, the combined company is expected to have $282 million in cash.

Transaction is expected to close by year end of 2021.

Companies to hold Webcast at 6:00 pm Eastern Time today to discuss transaction

SYDNEY, AUSTRALIA and FREEHOLD, NJ — November 8, 2021 — Naked Brand Group Limited (NASDAQ:NAKD) (“Naked” or the “Company”) and privately-held Cenntro Automotive Group, Inc. (“Cenntro”), today announced that the companies have entered into a definitive agreement under which Naked will acquire the outstanding stock in three entities comprising Cenntro Automotive Group (“Cenntro”), a commercial EV technology company with advanced market-validated commercial vehicles and autonomous driving technologies in a Stock for Stock Acquisition Agreement (the “Transaction”). Upon completion of the Transaction, the Company is expected to change its name to Cenntro Automotive Group (CAG). The Company expects to retain its Nasdaq listing and ticker symbol “NAKD”.

Founded in 2013, Cenntro has produced and delivered over 3,300 commercial electric vehicles, more commercial electric vehicles than any other EV manufacturer. Its scalable, decentralized production model allows it to grow production without many of the associated infrastructure costs incurred by other EV companies. It expects significant growth over the next five years, with EV sales forecast to reach $2.1 billion by 2023. The company expects to generate 2021 revenue of $25.3 million on sales of 1,500 vehicles, 2022 revenue of $506 million on sales of 21,500 vehicles and 2023 sales of 74,800 vehicles. Cenntro has excellent visibility into future revenue through a strong backlog of orders. The company plans to scale production in January 2022, through new facilities both in Jacksonville, Florida and Dusseldorf, Germany.

Cenntro has a strong technology backbone, with over 238 patents issued to protect its intellectual property. Since 2013, it has made substantial investments in developing its technology. Cenntro’s Advanced System on Chip (SOC) technology differentiates it from competitors with its iPhone-like functions that enable autonomous driving applications to be integrated with Cenntro’s iChassis. Cenntro Automotive Group’s unique SOC and IP puts it at the forefront of the global commercial EV industry. Additional information on Cenntro can be found on its website www.cenntroauto.com.

Under the agreement, Naked will issue shareholders of CAG a number of shares so that, upon the completion of the Transaction, which is expected to occur prior to year-end, Cenntro shareholders will own approximately 70% of the combined entity on a fully-diluted basis. The closing of the Transaction is subject to customary closing conditions, including approval by Nasdaq, ASIC (an Australian regulatory body) and the shareholders of the Company and Cenntro’s parent. In addition, the Company is required to have US$282 million in cash immediately prior to the closing. There can be no assurance that the conditions to closing the Transaction will be satisfied or waived. Accordingly, there can be no assurance that the Transaction will be completed.

Upon closing of the Transaction, the majority of the Board will be appointed by Cenntro. Naked Brand Group Chairman and Chief Executive Officer Justin Davis-Rice and Non-Executive Director Simon Tripp will remain on the board of the combined company. In connection with the Transaction, the Company intends to divest its FOH Online business.

“After assessing numerous companies with promising, innovative technologies, we believe Cenntro offers the most compelling opportunity, as it not only has unique commercial EV technology, but has proven that it has been able to manufacture and deliver growing numbers of commercial electric vehicles that are being used by many of the leading consumer companies,” said Justin Davis-Rice, Chairman and Chief Executive Officer of Naked Brand Group. “Together with Cenntro’s outstanding vehicle pipeline, I believe the combined company will give our shareholders the opportunity to participate in a company that has reached an inflection point in its development that together with the Naked Brand Group balance sheet, will produce tremendous growth.”

“We looked at many options for going public,” said Peter Wang, Cenntro’s Chairman and Chief Executive Officer. “While we confidentially submitted a draft S-1 to go public via an IPO, we came to believe that Naked allowed us to go public faster, providing the working capital to support our substantial backlog. However, beyond capital, we felt the opportunity to gain such a loyal and enthusiastic shareholder base, such as the “Naked Army” and its other shareholders, was something that no IPO could achieve. We look forward to sharing many exciting developments in the coming months as we scale our deliveries.”

Webcast Details

Mr. Davis-Rice, Mr. Wang and Cenntro Automotive Group Executive Vice President and Chief Marketing Officer Marianne McInerney will host the webcast. The webcast will be accompanied by a presentation, which can be viewed during the webcast or accessed via the investor relations section of Naked Brand Group’s website here.

To access the webcast, please use the following information:

Date:	Monday, November 8, 2021
Time:	6:00 p.m. EST, 3:00 p.m. PST
Conference ID:	13725050

If you have difficulty connecting to the webcast, please contact MZ Group at +1 (949) 491-8235.

The webcast will be broadcast live and available for replay at https://78449.themediaframe.com/dataconf/productusers/nkd/mediaframe/47373/indexl.html and via the investor relations section of Naked Brand Group’ website here.

Transaction Overview

The shareholders of Naked immediately after the conclusion of the Transaction will own approximately 30% of the combined company, and the shareholders of Cenntro’s parent will own approximately 70%, on a fully diluted basis. Upon closing of this Transaction, the combined company is expected to have $282 million in cash.

Naked Brand Group has also provided Cenntro a $30 million secured loan to provide additional working capital to meet its substantial backlog during the pendency of the Transaction.

The boards of directors of both Naked Brand Group and Cenntro have unanimously approved the Transaction. The Transaction remains subject to approval by Nasdaq, ASIC (an Australian regulatory body), and the shareholders of the Company and Cenntro’s parent, and to the Company having at least US$282 million in cash immediately prior to the closing.

The Company has entered into an equity distribution agreement with Maxim Group LLC and signed a definitive agreement for a private placement of ordinary shares and warrants to finance the minimum cash requirement.

The Company has filed a registration statement (including a prospectus) with the SEC and is filing a prospectus supplement for the offering contemplated by the equity distribution agreement. Before you invest, you should read the prospectus in that registration statement, including the prospectus supplement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or the agent for the offering will arrange to send you the prospectus if you request it by e-mailing syndicate@maximgrp.com.

Please refer to the Company’s Form 6-K filed with the Securities and Exchange Commission (SEC) for additional information available at www.sec.gov and on the Company’s investor relations website at ir.nakedbrands.com.

About Naked Brand Group Limited

Naked Brand Group Limited (NASDAQ: NAKD) is a leading e-commerce business in intimate apparel. The company is the exclusive seller and marketer of renowned intimate apparel brand Fredericks of Hollywood via its online store www.fredericks.com. For more information about the company, please visit www.nakedbrands.com.

About Cenntro Automotive Group:

A commercial EV technology company with advanced, market-validated commercial vehicles. Cenntro leads transformation in the auto industry through scalable, decentralized production and fully digitalized autonomous driving solutions empowered by the Cenntro iChassis. Cenntro has sold and delivered 3300 commercial EV in more than 26 countries as of Dec 2020. For more information about the company, please visit www.cenntroauto.com.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts. Such statements may be, but need not be, identified by words such as “may,’’ “believe,’’ “anticipate,’’ “could,’’ “should,’’ “intend,’’ “plan,’’ “will,’’ “aim(s),’’ “can,’’ “would,’’ “expect(s),’’ “estimate(s),’’ “project(s),’’ “forecast(s)’’, “positioned,’’ “approximately,’’ “potential,’’ “goal,’’ “pro forma,’’ “strategy,’’ “outlook’’ and similar expressions. Examples of forward-looking statements include, among other things, statements regarding the deployment of capital and future acquisitions. All such forward-looking statements are based on management’s current beliefs, expectations and assumptions, and are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed or implied in this communication. Among the key factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements are the following: our inability to consummate the proposed Transaction, including due to the failure to satisfy any closing conditions that are set forth in the definitive agreement; our ability to successfully integrate the operations of the acquired business and to maximize expected synergies; our ability to realize the expected benefits of the proposed Transaction; and other risks and uncertainties set forth under “Risk Factors’’ in our Annual Report on Form 20-F for the fiscal year ended January 31, 2021 and in our other filings with the Securities and Exchange Commission. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise, except as required by law.

Investor Contact:

Chris Tyson

MZ North America

chris.tyson@mzgroup.us

949-491-8235